Exhibit 99.1

Zepp Health Corp. Reports Fourth Quarter and Full Year 2020 Unaudited Financial Results

BEIJING, March 15, 2021 /PRNewswire/ -- Zepp Health Corp. (NYSE: ZEPP) today reported revenue of RMB2.0 billion, or US$302.3 million; GAAP diluted net income per share of RMB0.44 (US$0.07), or GAAP diluted net income per ADS of RMB1.76 (US$0.27) for the fourth quarter ended December 31, 2020.

The small year-over-year decrease in fourth quarter revenue was mainly the result of a 20.8% decrease in revenue from Xiaomi products, partially offset by 25.1% growth and geographic expansion of Amazfit and Zepp-branded products. Unit shipments were affected by the timing of the new product introduction, seasonality and continued impact of Covid, with some reduced production availability and lockdowns in many of our key European markets,” said Wang Huang, Chairman and CEO of Zepp Health. “I am proud that despite these challenges, our self-branded products performed strongly across many price points. In the fourth quarter, we also made important progress in our data analytics business, and industrial health tech, as demonstrated by a number of announcements, leading us to changing the company’s name recently to better reflect our broad mission of connecting health with technology. We are well positioned to have a strong 2021.”

Fourth Quarter and Full Year 2020 Financial Summary
	For the Three Months Ended		For the Full Year Ended
GAAP in millions, except percentages and per share amounts	Dec. 31, 2020	Dec. 31, 2019[1]	Dec. 31, 2020	Dec. 31, 2019[1]
Revenue RMB	1,972.5	2,111.4	6,433.4	5,812.3
Revenue USD	302.3	303.3	986.0	834.9
Gross Margin	19.0%	23.8%	20.7%	25.3%
Net income attributable to Zepp Health Corp. RMB	115.2	207.2	228.8	575.2
Adjusted net income attributable to Zepp Health Corp. RMB[2]	128.4	213.8	293.9	630.3
Diluted net income per share RMB	0.44	0.80	0.88	2.24
Diluted net income per ADS USD	0.27	0.46	0.54	1.29
Adjusted diluted net income per share RMB[3]	0.49	0.83	1.13	2.45
Adjusted diluted net income per ADS USD	0.30	0.48	0.69	1.41
Units Shipped	13.3	14.7	45.7	42.3

_____________________________

1 The USD numbers in 2019 are referenced with the prior 6-K disclosures.
2 Adjusted net income attributable to Zepp Health Corp. is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Adjusted diluted net income is the abbreviation of Adjusted net income attributable to ordinary shareholders of Zepp Health Corp., which is a non-GAAP measure and excludes share-based compensation expenses attributable to ordinary shareholders of Zepp Health Corp., and is used as the numerator in computation of adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Zepp Health Corp.

Added Chief Financial Officer, Leon Deng, “Fourth quarter revenue was in-line with our guidance range, largely due to the return to Covid lockdowns in many areas of Europe over the year-end holidays, as well as some continuing inventory availability issues for new products. Product mix and volume impacted gross margin, but good expense discipline continued in the quarter, both in absolute amounts as well as operating expenses as a percentage of sales. Looking ahead, investments in personnel-related costs to accelerate growth of Amazfit and Zepp-branded products worldwide are creating a slightly higher fixed-cost base in our operating model, which we will try to offset as much as possible by further variable cost savings. Guidance for the first quarter 2021 reflects the seasonality of business, but our outlook for 2021 remains strong.”

Management’s Discussion and Analysis

Fourth Quarter 2020

Revenue

Total units shipped in the fourth quarter 2020 decreased 9.5% year-over-year to 13.3 million, compared with 14.7 million in the fourth quarter of 2019. This was driven by a 14.5% decrease in units of products built for Xiaomi, partially offset by a 31.3% increase in product units under the company’s own brands.

Fourth quarter revenues reached RMB1,972.5 million (US$302.3 million), a decrease of 6.6% from the fourth quarter of 2019. Revenue from Xiaomi products decreased 20.8% and revenue from self-branded products increased 25.1%, primarily driven by our new products including Amazfit Pop, Bip, Neo, and the GT series. Quarterly sales of self-branded products grew mid-teens to mid-thirties percentages year-over-year each quarter of 2020, and the company expects that trend to continue. Both sequential and year-over-year quarterly revenue changes can be affected by the seasonality of purchase patterns as well as by timing of new product introductions.

Covid-19 Impact

As was true in the third quarter, in the fourth quarter 2020, the company experienced production delays that affected inventory availability for some new products. Also, many European countries re-instituted lockdowns, which we believe tempered holiday sales in some of the company’s strongest markets. North American markets, which were less restricted, were stronger, but were affected somewhat by product availability.

Gross Margin

Gross margin in the fourth quarter 2020 was 19.0%, compared with 23.8% in the year-ago period. Margin on both Xiaomi and self-branded products in the fourth quarter was lower than the year-ago fourth quarter. For self-branded products, discounting on older models and holiday promotional discounts had a greater impact than in the year-ago quarter. Gross margin and gross profit are affected by product mix as different products have different margin contributions, and these can change over the life of a product.

Research & Development

Fourth quarter 2020 R&D expense was RMB129.6 million, decreasing 7.5% year-over year, and comprising 6.6% of revenue. This reflects effective expense control in R&D activities, specifically in better resource consumption management during testing process. The company optimized its integrated product development process to effectively develop new smart devices and analytics for consumers and industry.

Sales & Marketing

Sales and Marketing expense for the fourth quarter 2020 was RMB116.9 million, increasing 86.2% year-over-year, and comprising 5.9% of revenue, compared to 3.0% of revenue in the year-ago period. Higher sales and marketing expense in 2020 was driven by increased headcount for sales, marketing and support as sales of self-branded products have expanded globally. In the fourth quarter 2020, there were 27 countries in which the company had 100,000 or more device activations, compared to 9 in the fourth quarter of 2019. Product launch activities for a higher number of new products in 2020’s fourth quarter, as well as a higher number of regions in which product launch and promotional activities were conducted, contributed to the increase in expense.

General & Administrative

General and Administrative expense was RMB64.5 million, decreasing 21.9% year-over-year, and comprising 3.3% of revenue, compared to 3.9% in the year-ago period.

Operating Income and Expenses

Total Operating Expense for the fourth quarter 2020 was RMB310.9 million, up 8.9% from the year-ago period, comprising 15.8% of revenue in the fourth quarter 2020, compared to 13.5% in the fourth quarter 2019. After rising significantly in the second quarter of 2020 to 21.5% of sales, expense reductions reduced it to 17.0% in the third quarter and 15.8% in the fourth quarter. In value, total operating expense declined sequentially from the third quarter 2020 to the fourth quarter 2020 by RMB68.6 million, or 18.1% due to effective expense management. The company will continue to exercise control on expenses in the future, improving the operating efficiency as a whole.

Operating Income for the fourth quarter 2020 was RMB63.7 million, down 70.7% from RMB217.7 million from the year-ago period.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash and cash equivalents of RMB2,273.3 million (US$348.4 million), compared with RMB1,803.1 million as of December 31, 2019.

Full Year 2020

Revenue

Total units shipped in the full year 2020 increased 8.0% from full year 2019, reaching 45.7 million, compared with 42.3 million in the full year of 2019. The total shipments of Zepp Health comprised fitness bands, smart watches, smart scales, ear buds and other smart fitness devices.

Full year 2020 revenues reached RMB6,433.4 million (US$986.0 million), an increase of 10.7% from the full year of 2019. The increase in the year was driven primarily by both sales of the Xiaomi wearable products and Amazfit and Zepp-branded products.

Reflecting global market expansion and a broadening product line, For the full year 2020, Zepp Health self-branded products increased 20.5% in unit shipments to comprise 10.3% of total unit sales and 31.0% of total revenue, compared to 27.8% of revenue in 2019.

Gross Margin

Gross margin in the full year 2020 was 20.7%, compared with 25.3% in the full year 2019. The decrease was mainly driven by the lower margin of Xiaomi products and lower margins on newly introduced self-branded products.

Research & Development

Full year 2020 R&D expense was RMB538.0 million, increasing 24.9% from the full year 2019, and comprised 8.4% of revenue, compared to 7.4% of revenue in the full year 2019, reflecting personnel additions and expansion of R&D activities for future products and new product categories. This was partially offset by lower resource consumption in testing procedures. The company optimized its integrated product development process to effectively develop new smart products and services to the consumers, and believed that smart R&D investment was a key factor to maintain its competitive position in the global market.

Sales & Marketing

Sales and Marketing expense for the full year 2020 was RMB358.7 million, increasing 97.1% from the full year 2019, and comprised 5.6% of revenue, compared to 3.1% of revenue in the full year 2019. The increase was driven by investments in global expansion of Amazfit and Zepp-branded products, requiring staffing and promotional expenses. The company also launched 20 plus different new self-branded products or product versions, about 4-5 times the size of last year, requiring greater promotional expenses.

General & Administrative

General and Administrative expense was RMB261.8 million for the full year 2020, increasing 5.4% from the full year 2019, and comprised 4.1% of revenue, compared to 4.3% in the full year 2019. The increase is primarily due to increase in office expansion and professional fees.

Operating Income and Expense

Operating Expense for the full-year 2020 increased 34.5% over 2019. Operating expense for the four quarters of 2020 represented, chronologically, 20.6%, 21.5%, 17.0% and 15.8% of revenue, as expense management was undertaken in the third quarter.

Outlook

For the first quarter of 2021, the management of the Company currently expects:

-       Net revenues to be between RMB1.0 billion and RMB1.15 billion, compared with RMB1.09 billion in the first quarter of 2020.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:00 a.m. Eastern Time on Monday, March 15, 2021 (8:00 p.m. Beijing Time on March 15, 2021) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for "Zepp Health Corp."

Additionally, a live and archived webcast of the conference call will be available at https://ir.zepp.com/investor.

A telephone replay will be available one hour after the call until March 22, 2021 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	20210315

About Zepp Health Corporation (NYSE: ZEPP)

Zepp Health changed its name from Huami Corp. (HMI) on February 25, 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. The company’s mission continues to be connecting health with technology. Since its inception in 2013, Zepp Health has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, data analytics services for population health, and industrial medical technology for diagnostics and care delivery. Zepp Health is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 46 million units in 2020. Zepp Health Corp. is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, Calif.

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income attributable to ordinary shareholders of Zepp Health Corp. is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Zepp Health Corp., and is used as the numerator in computation of adjusted net income per share attributable to ordinary shareholders of Zepp Health Corp.

We believe that adjusted net income and adjusted net income attributable to ordinary shareholders help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income and net income attributable to ordinary shareholders. We believe that adjusted net income and adjusted net income attributable to ordinary shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income and adjusted net income attributable to ordinary shareholders, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share attributable to ordinary shareholders of Zepp Health Corp. or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted net income attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.5250 to US$1.00, the effective noon buying rate for December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company's self-branded products; the Company's growth strategies; trends and competition in global wearable technology market; changes in the Company's revenues and certain cost or expense accounting policies; governmental policies relating to the Company's industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company's filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corp.

Grace Yujia Zhang

E-mail: ir@zepp.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: zepp@tpg-ir.com

In the United States:

Zepp Health Corp.

Brad Samson

Tel: 1+714-955-3951

E-mail: brad.samson@zepp-usa.com

Zepp Health Corp.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,803,117	2,273,349	348,406
Restricted cash	874	2,401	368
Term deposit	-	5,000	766
Accounts receivable	188,940	298,038	45,676
Amounts due from related parties, current	1,421,170	860,213	131,833
Inventories	893,806	1,217,537	186,596
Short-term investments	17,187	18,430	2,825
Prepaid expenses and other current assets	67,358	152,898	23,433
Total current assets	4,392,452	4,827,866	739,903

Property, plant and equipment, net	64,350	124,619	19,099
Intangible asset, net	85,753	145,213	22,255
Goodwill	5,930	62,515	9,581
Long-term investments	406,099	443,986	68,044
Deferred tax assets	102,649	120,190	18,420
Other non-current assets	8,828	28,165	4,316
Non-current operating lease right-of-use assets	108,682	151,165	23,167
Total assets	5,174,743	5,903,719	904,785

Zepp Health Corp.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,999,951	1,951,335	299,055
Advance from customers	44,793	42,502	6,514
Amount due to related parties, current	14,769	11,185	1,714
Accrued expenses and other current liabilities	352,249	252,275	38,663
Income tax payables	67,854	27,706	4,246
Notes payable	2,184	-	-
Bank borrowings	-	504,671	77,344
Total current liabilities	2,481,800	2,789,674	427,536
Deferred tax liabilities	5,399	22,374	3,429
Long-term borrowing	-	60,000	9,195
Other non-current liabilities	113,596	185,168	28,378
Non-current operating lease liabilities	76,360	116,245	17,815
Total liabilities	2,677,155	3,173,461	486,353

Zepp Health Corp.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB	US$
Equity
Ordinary shares	155	157	24
Additional paid-in capital	1,478,902	1,552,109	237,871
Accumulated retained earnings	910,612	1,133,368	173,696
Accumulated other comprehensive income	111,081	44,624	6,841
Total Zepp Health Corp. shareholders' equity	2,500,750	2,730,258	418,432
Non-controlling interests	(3,162)	-	-
Total equity	2,497,588	2,730,258	418,432
Total liabilities and equity	5,174,743	5,903,719	904,785

Zepp Health Corp.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2019	2020
	RMB	RMB	US$
Revenues	2,111,413	1,972,535	302,304
Cost of revenues	1,608,288	1,597,889	244,887
Gross profit	503,125	374,646	57,417
Operating expenses:
Selling and marketing	62,756	116,853	17,909
General and administrative	82,562	64,512	9,887
Research and development	140,153	129,575	19,858
Total operating expenses	285,471	310,940	47,654
Operating income	217,654	63,706	9,763
Other income and expenses:
Realized gain from investment	1,822	-	-
Gain from deconsolidation of a subsidiary	-	56,522	8,663
Interest income	10,274	14,450	2,215
Other income (expenses), net	7,744	(9,780)	(1,499)
Gain from fair value change of long-term investment	-	7,728	1,184
Income before income tax	237,494	132,626	20,326
Income tax expenses	(27,335)	(18,198)	(2,789)
Income before loss from equity method investments	210,159	114,428	17,537
Net income (loss) from equity method investments	(3,759)	722	111
Net income	206,400	115,150	17,648
Less: Net loss attributable to non-controlling interest	(811)	(54)	(8)
Net income attributable to Zepp Health Corp.	207,211	115,204	17,656
Net income attributable to ordinary shareholders of Zepp Health Corp.	207,211	115,204	17,656
Net income per share attributable to ordinary shareholders of Zepp Health Corp.
Basic income per ordinary share	0.84	0.46	0.07
Diluted income per ordinary share	0.80	0.44	0.07

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	3.36	1.85	0.28
ADS – diluted	3.21	1.76	0.27

Weighted average number of shares used in computing net income per share	246,929,507	249,632,609	249,632,609
Ordinary share – basic
Ordinary share – diluted	258,484,867	261,623,610	261,623,610

Zepp Health Corp.
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2019	2020
	RMB	RMB	US$
Net income attributable to Zepp Health Corp.	207,211	115,204	17,656
Share-based compensation expenses	6,549	13,218	2,026
Adjusted net income attributable to Zepp Health Corp.	213,760	128,422	19,682

	For the Three Months Ended December 31,
	2019	2020
	RMB	RMB	US$
Net income attributable to ordinary shareholders of Zepp Health Corp.	207,211	115,204	17,656
Share-based compensation expenses attributable to ordinary shareholders of Zepp Health Corp.	6,549	13,218	2,026
Adjusted net income attributable to ordinary shareholders of Zepp Health Corp.[2]	213,760	128,422	19,682

Adjusted net income per share attributable to ordinary shareholders of Zepp Health Corp.
Adjusted basic income per ordinary share	0.87	0.51	0.08
Adjusted diluted income per ordinary share	0.83	0.49	0.08

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	3.46	2.06	0.32
ADS – diluted	3.31	1.96	0.30

Weighted average number of shares used in computing net income per share
Ordinary share – basic	246,929,507	249,632,609	249,632,609
Ordinary share – diluted	258,484,867	261,623,610	261,623,610

Share-based compensation expenses included are follows:
Cost of revenues	8	-	-
Selling and marketing	641	805	123
General and administrative	4,145	9,642	1,478
Research and development	1,755	2,771	425
Total	6,549	13,218	2,026

Zepp Health Corp.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2019	2020
	RMB	RMB	US$
Revenues	5,812,255	6,433,363	985,956
Cost of revenues	4,344,512	5,100,698	781,716
Gross profit	1,467,743	1,332,665	204,240
Operating expenses:
Selling and marketing	181,975	358,655	54,966
General and administrative	248,462	261,805	40,123
Research and development	430,822	538,009	82,453
Total operating expenses	861,259	1,158,469	177,542
Operating income	606,484	174,196	26,698
Other income and expenses:
Realized gain from investment	1,822	-	-
Gain from deconsolidation of a subsidiary	-	56,522	8,663
Interest income	33,478	46,118	7,068
Other income (expenses), net	10,586	(23,552)	(3,610)
Gain from fair value change of long-term investment	-	12,325	1,888
Income before income tax	652,370	265,609	40,707
Income tax expenses	(77,887)	(31,154)	(4,775)
Income before loss from equity method investments	574,483	234,455	35,932
Net loss from equity method investments	(1,112)	(4,749)	(728)
Net income	573,371	229,706	35,204
Less: Net income (loss) attributable to non-controlling interest	(1,825)	953	146
Net income attributable to Zepp Health Corp.	575,196	228,753	35,058
Less: Undistributed earnings allocated to participating nonvested restricted shares	2,450	-	-
Net income attributable to ordinary shareholders of Zepp Health Corp.	572,746	228,753	35,058
Net income per share attributable to ordinary shareholders of Zepp Health Corp.
Basic income per ordinary share	2.35	0.92	0.14
Diluted income per ordinary share	2.24	0.88	0.13

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	9.40	3.68	0.56
ADS – diluted	8.95	3.51	0.54

Weighted average number of shares used in computing net income per share
Ordinary share – basic	243,648,186	248,470,684	248,470,684
Ordinary share – diluted	255,959,172	260,351,994	260,351,994

Zepp Health Corp.
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2019	2020
	RMB	RMB	US$
Net income attributable to Zepp Health Corp.	575,196	228,753	35,058
Share-based compensation expenses	55,128	65,154	9,985
Adjusted net income attributable to Zepp Health Corp.	630,324	293,907	45,043

	Years Ended December 31,
	2019	2020
	RMB	RMB	US$
Net income attributable to ordinary shareholders of Zepp Health Corp.	572,746	228,753	35,058
Share-based compensation expenses attributable to ordinary shareholders of Zepp Health Corp.	54,893	65,154	9,985
Adjusted net income attributable to ordinary shareholders of Zepp Health Corp.[2]	627,639	293,907	45,043

Adjusted net income per share attributable to ordinary shareholders of Zepp Health Corp.
Adjusted basic income per ordinary share	2.58	1.18	0.18
Adjusted diluted income per ordinary share	2.45	1.13	0.17

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	10.30	4.73	0.73
ADS – diluted	9.81	4.52	0.69

Weighted average number of shares used in computing net income per share
Ordinary share – basic	243,648,186	248,470,684	248,470,684
Ordinary share – diluted	255,959,172	260,351,994	260,351,994

Share-based compensation expenses included are follows:
Cost of revenues	55	(54)	(8)
Selling and marketing	3,198	2,625	402
General and administrative	40,684	38,605	5,916
Research and development	11,191	23,978	3,675
Total	55,128	65,154	9,985